Exhibit 99.3

15 July 2021

Midatech Pharma PLC

(“Midatech” or the “Company”)

Grant of Options

PDMR dealings

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines announces that options over a total of 1,924,000 ordinary shares of 0.1 pence each in the capital Company have been granted to employees under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme (“Options”).

Of these Options, 750,000 in aggregate have been granted to two executives designated as PDMRs; Stephen Stamp, Chief Executive Officer, Chief Financial Officer and director of the Company and Dmitry Zamoryakhin, Chief Scientific Officer resulting in them having the following interests in the Company:

Director	Award of Options	Resulting interest in options	Current shareholding in the Company
Stephen Stamp - Chief Executive Officer, Chief Financial Officer	500,000	830,000	50,000
Dmitry Zamoryakhin – Chief Scientific Officer	250,000	250,000	-

The Options have an exercise price of 27.75 pence per share, being the mid-market closing price on 14 July 2021.  The Options will vest 25% upon the one year anniversary of grant, with the remainder vesting in 12 equal tranches quarterly over the following three years. Once vested, the options will be exercisable until 14 June 2031.

The Options granted represent 1.95 per cent. of the issued share capital.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Stamp
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Midatech Pharma plc
b)	LEI	549300GKR2G40H3QFY57

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Options over Ordinary shares of 0.1 pence each in Midatech Pharma plc

	Identification code	GB00BKT14T00

b)	Nature of the transaction	Grant of Options over Ordinary shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		27.75p	500,000

d)	Aggregated information

	- Aggregated volume	As above

- Price

e)	Date of the transaction	15 June 2021
f)	Place of the transaction	Off market transaction

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dmitry Zamoryakhin
2	Reason for the notification
a)	Position/status	Chief Scientific Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Midatech Pharma plc
b)	LEI	549300GKR2G40H3QFY57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Options over Ordinary shares of 0.1 pence each in Midatech Pharma plc

	Identification code	GB00BKT14T00

b)	Nature of the transaction	Grant of Options over Ordinary shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		27.75 p	250,000

d)	Aggregated information

	- Aggregated volume	As above

- Price

e)	Date of the transaction	15 June 2021
f)	Place of the transaction	Off market transaction

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
Rupert Dearden (Corporate Broking)
Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker / James Pope (Corporate Broking) Tel: +44(0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Maxwell Colbert Tel: +1 (646) 653 7028 Email: mcolbert@edisongroup.com